SHURGARD STORAGE CENTERS, INC.
EXHIBIT (12.1) - STATEMENT RE: COMPUTATION OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	SHURGARD STORAGE CENTERS, INC. Year Ended December 31,				
	Dec-01	Dec-00	Dec-99	Dec-98	Dec-97
Pre-tax income from continuing operations before minority interest adjustment, or equity investee income or extraordinary items	$ 40,438	$ 36,470	$ 41,794	$ 36,879	$ 40,822
Interest expense	53,438	47,437	33,485	27,882	17,096
Amortization of loan costs	2,081	2,061	1,983	1,319	1,105
Minority interest in pre-tax income of subsidiaries that have no fixed charges	(710)	(801)	(724)	(730)	(150)
Amortization of capitalized interest	740	610	410	250	144
Distributed income of equity investees	(3,271)	(3,420)	(3,302)	(1,568)	225
Share of pre-tax losses of equity for which charges arise from guarantees	-	-	-	-	-
Earnings before cumulative effect of changes in accounting principle and early extinguishment of debt	$ 92,717	$ 82,357	$ 73,646	$ 64,032	$ 59,242
FIXED CHARGES					
Interest expensed and capitalized	$ 53,438	$ 51,327	$ 39,502	$ 35,482	$ 20,296
Amortization of loan costs	2,081	2,061	1,983	1,319	1,105
Preferred dividends	15,098	8,750	8,750	4,690	3,060
	$ 70,617	$ 62,138	$ 50,235	$ 41,491	$ 24,461
Ratio of Earnings to Fixed Charges	1.31	1.33	1.47	1.54	2.42